UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: June 2026
Commission File Number: 001-40207

Waldencast plc
(Translation of Registrant’s name into English)

81 Fulham Road
London, SW3 6RD
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Sale of Obagi Business
Purchase and Sale Agreement and Plan of Merger

On June 1, 2026 (the “Signing Date”), Waldencast plc, a public limited company incorporated under the laws of the Bailiwick of Jersey (the “Company” or “Waldencast”), together with its wholly-owned subsidiaries, (1) Obagi Holdings Company Ltd., a private limited company formed under the laws of the Cayman Islands (the “Seller”), (2) Obagi Cosmeceuticals LLC, a Delaware limited liability company (“Obagi Cosmeceuticals”), (3) Obagi Netherlands B.V., a Netherlands private limited company (besloten vennootschap) (“Obagi Netherlands”), and (4) Obagi AsiaPac Limited, a limited company formed under the laws of Hong Kong (“Obagi AsiaPac,” and together with Obagi Cosmeceuticals and Obagi Netherlands, the “Companies”) entered into a Purchase and Sale Agreement and Agreement and Plan of Merger (the “Purchase and Sale Agreement”) with Waypoint Bidco, LLC, a Delaware limited liability company (the “Purchaser”), Waypoint Merger Sub I, LLC, a Delaware limited liability company and wholly owned subsidiary of the Purchaser (“Merger Sub I”), Waypoint Merger Sub II, LLC, a limited liability company and wholly owned subsidiary of Gore Range (as defined below) (“Merger Sub II”), and Gore Range Capital Fund III LLC, a Delaware limited liability company (“Gore Range”). Pursuant to the terms and subject to the conditions of the Purchase and Sale Agreement, at the closing of the transactions contemplated by the Purchase and Sale Agreement (the “Closing”) (1) the Seller will sell, assign, transfer, convey and deliver to the Purchaser 100% of the issued and outstanding equity interests of Obagi Netherlands and Obagi AsiaPac, (2) Merger Sub I will merge with and into Obagi Cosmeceuticals with Obagi Cosmeceuticals surviving the merger (the “First Merger”) and (3) immediately following the First Merger, Merger Sub II will merge with and into Obagi Cosmeceuticals with Obagi Cosmeceuticals surviving the merger.

The Companies and their subsidiaries are engaged in, among other things, the business of developing, manufacturing, marketing, advertising, distributing, promoting, importing, exporting and selling medical grade skin care products under the Obagi Medical brand (the “Business”).

Consideration

The total consideration to be paid to the Seller pursuant to the Purchase and Sale Agreement of up to $460,000,000 is comprised of (1) a cash amount equal to $366,000,000 (subject to customary adjustments based on closing cash, closing indebtedness, net working capital and transaction expenses), (2) a fixed vendor note in a principal amount of $10,000,000 (the “Fixed Vendor Note”), (3) an adjustable vendor note in a principal amount of $20,000,000 (the “Adjustable Vendor Note” and together with the Fixed Vendor Note, the “Vendor Notes”), and (4) contingent consideration in the form of earnout payments of up to $64,000,000 in the aggregate, based on the achievement of certain non-injectables revenue milestones for the fiscal year ending December 31, 2026 and injectables revenue milestones for the fiscal year ending December 31, 2027.

In addition, concurrently with the execution and delivery of the Purchase and Sale Agreement, as a material inducement to the Company’s, the Seller’s and the Companies’ willingness to enter into the Purchase and Sale Agreement, (1) funds affiliated with and managed by Bridgepoint Advisers Limited (collectively, the “Bridgepoint Equity Investor”) entered into an equity commitment letter and a limited guarantee and (2) Gore Range (the “GRC Equity Investor,” and together with the Bridgepoint Equity Investor, the “Equity Investors”) entered into an equity commitment letter, pursuant to which, among other things, the Equity Investors have committed to funding certain of the Purchaser’s payment obligations under the Purchase and Sale Agreement. The Purchaser has also obtained debt financing commitments for the purpose of financing the transactions contemplated by the Purchase and Sale Agreement. The availability and funding of the debt financing is subject to customary limited conditionality provisions as set forth in the applicable debt commitment letters. Neither the availability, the terms nor the obtaining of any financing is a condition to the Closing or the obligations of the Purchaser to consummate the transactions contemplated by the Purchase and Sale Agreement.

Conditions to Closing

The Closing is subject to customary closing conditions, including (1) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (2) the receipt of approvals from the Boards of Pharmacy in a number of U.S. states in connection with the change of control of Obagi Cosmeceuticals, (3) the absence of any law or governmental order prohibiting, restraining or making illegal the consummation of the transactions contemplated by the Purchase and Sale Agreement, (4) subject to certain materiality exceptions, the accuracy of the representations and warranties of each of the parties contained in the Purchase and Sale Agreement, (5) compliance by the parties in all material respects with their respective covenants and agreements contained in the Purchase and Sale Agreement, (6) the absence of a material adverse effect with respect to the Companies and the Business since the date of the Purchase and Sale Agreement and (7) the completion of a pre-closing reorganization relating to the Companies and their subsidiaries.

Termination and Fees

The Purchase and Sale Agreement may be terminated upon the mutual written consent of the Seller and the Purchaser. In addition, either the Seller or the Purchaser may terminate the Purchase and Sale Agreement in certain customary circumstances, including if the transactions contemplated by the Purchase and Sale Agreement are not consummated by September 29, 2026, which outside date will be automatically extended under certain circumstances.

If the Purchase and Sale Agreement is terminated by the Seller (1) as a result of a breach by the Purchaser that would give rise to the failure of an applicable closing condition (subject to certain additional requirements, including that all other conditions to Closing shall have been satisfied or waived) or (2) as a result of the Purchaser’s failure to consummate the Closing when required under the Purchase and Sale Agreement, the Purchaser will be required to pay the Seller a reverse termination fee of $16,000,000.

Certain Other Terms of the Purchase and Sale Agreement

The Purchase and Sale Agreement includes certain representations, warranties, covenants, and indemnification obligations including, among other things, covenants by the Company to cause the Companies and the subsidiaries of the Companies to conduct the Business in the ordinary course consistent with past practice in all material respects during the period between the Signing Date and the consummation of the transactions contemplated thereby and to refrain from taking certain actions specified in the Purchase and Sale Agreement without the prior written consent of the Purchaser. The parties have also agreed to use reasonable best efforts to consummate the transactions contemplated by the Purchase and Sale Agreement, including to obtain the regulatory approvals necessary to complete the transactions.

The Company has also agreed, subject to certain exceptions, not to solicit, initiate, propose or knowingly encourage or facilitate any alternative acquisition proposals with respect to the Companies and the Business or engage in discussions or negotiations with third parties regarding any such proposals. Notwithstanding the foregoing restrictions, the Company and its affiliates remain free to solicit, pursue and consummate any transaction involving the Company’s retained businesses (including the Milk Makeup business) that would not impede the ability of the parties to consummate the transactions contemplated by the Purchase and Sale Agreement.

In connection with the Closing, Obagi Cosmeceuticals and Milk Makeup LLC, a Delaware limited liability company (“Milk Makeup”), will repay all outstanding indebtedness and other obligations under and terminate in full the Credit Agreement, dated as of November 14, 2025 (as amended, restated, amended and restated or otherwise modified from time to time, the “Existing Credit Agreement”), by and among the Company, Milk Makeup, Obagi Cosmeceuticals, the lenders from time to time party thereto, and LSSF II Offshore Investments, LP, an Ontario limited partnership acting by its general partner, Lumina Fund II GP Ltd., as administrative agent, and such indebtedness and obligations under the Existing Credit Agreement will be treated as indebtedness reducing the total consideration on a dollar-for-dollar basis.

In connection with the Purchase and Sale Agreement, the parties also anticipate entering into ancillary agreements at the Closing that will govern, among other things, the vendor notes, post-Closing transition services and intellectual property rights.

In connection with the resignations of the Key Executives, on the Signing Date, the Company entered into a separation agreement with each of the Key Executives and Obagi Cosmeceuticals, pursuant to which each Key Executive will resign at the Closing from all positions with the Company and its affiliates (other than those with the entities being sold), will receive a cash bonus, a severance payment, accelerated vesting and cash settlement and certain additional payments, all subject to applicable withholdings, in each case subject to an offset against the Reinvestment Obligation.

In addition, on the Signing Date, Michel Brousset, Chief Executive Officer of the Company and director on the board of directors of the Company (the “Board”) and Hind Sebti, Chief Growth Officer of the Company and director on the Board (Mr. Brousset and Ms. Sebti collectively, the “Key Executives”) entered into a reinvestment agreement with the Seller (solely for the purposes stated therein), BTG HoldCo 1 S.à r.l. , a société à responsabilité limitée, organized under the laws of the Grand Duchy of Luxembourg and an affiliate of the Purchaser (“Holdco”), and the other parties thereto (the “Reinvestment Agreement”), pursuant to which the Key Executives will commit, subject to the terms and conditions of the Reinvestment Agreement, to co-invest $6,000,000 (the “Reinvestment Obligation”) in connection with the transaction. At the Closing, the Reinvestment Obligation will be satisfied as follows: (1) the Seller will reduce the amount otherwise payable to the Key Executives (on an after-tax basis) pursuant to existing compensatory arrangements by an amount equal to the Reinvestment Obligation, (2) the Purchaser will reduce the consideration otherwise payable to the Seller pursuant to the Purchase and Sale Agreement by the same amount and (3) Holdco will credit the Key Executives with a payment equal to such amount and the Reinvestment Obligation will be deemed satisfied.

Mr. Brousset’s and Ms. Sebti’s decision to depart the Company at the Closing was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Following the Closing, Mr. Brousset and Ms. Sebti will provide services to the Company during a transitional period. Waldencast expects to appoint Felipe Dutra, current board member of Waldencast and Chairman of the Board as interim Chief Executive Officer at the Closing.

The foregoing description of the Purchase and Sale Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by, the full text of the Purchase and Sale Agreement, a copy of which is filed as Exhibit 2.1 hereto and which is incorporated herein by reference.

A copy of the Purchase and Sale Agreement has been included to provide Waldencast shareholders and other security holders with information regarding its terms and is not intended to provide any factual information about Waldencast, the other parties to the Purchase and Sale Agreement or their respective affiliates. The Purchase and Sale Agreement includes representations, warranties and covenants of the parties made solely for the purposes of the Purchase and Sale Agreement and which may be subject to important qualifications and limitations agreed to by the parties in connection with the negotiated terms of the Purchase and Sale Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to certain disclosures between the parties and a contractual standard of materiality different from those generally applicable to the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). In addition, the representations and warranties were made for purposes of allocating risk among the parties to the Purchase and Sale Agreement and should not be relied upon as establishing factual matters. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of the representations, warranties and covenants may change after the date of the Purchase and Sale Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Vendor Notes

A portion of the consideration in the transaction will be financed at the Closing by the entry of the parties into the Vendor Notes.

At the Closing, the Seller, as lender, and Waypoint Intermediate, Inc., a Delaware corporation and parent company of the Purchaser (“Purchaser Parent”), as the borrower, will enter into the Adjustable Vendor Note. The Adjustable Vendor Note will provide a principal amount of $20,000,000 that will mature 7.5 years following the Closing, which may be reduced by (1) certain claims by the Purchaser against the Seller relating to specified liabilities as set forth in the Purchase and Sale Agreement and (2) any overage amount following the determination of the final purchase price in favor of the Purchaser that exceeds $6,000,000, as further described in the Purchase and Sale Agreement.

At the Closing, the Seller, as lender, and Purchaser Parent, as the borrower, will also enter into the Fixed Vendor Note. The Fixed Vendor Note will provide a principal amount of $10,000,000 that will mature 7.5 years following the Closing, which will not be subject to any claims or reduction under the Purchase and Sale Agreement

The foregoing descriptions of the Vendor Notes do not purport to be complete and are qualified in their entirety by reference to the Vendor Notes, copies of which are attached as exhibits to the Purchase and Sale Agreement, which has been filed as 2.1 hereto and is expressly incorporated by reference herein.

Related Party Transaction

The Reinvestment Agreement and the separation agreements with the Key Executives constitute related party transactions under Nasdaq Listing Rule 5630, Form 20-F Item 7.B and, by analogy Item 404(a) of Regulation S-K. The Key Executives are both directors on the Board and executive officers of the Company, and accordingly constitute “Related Parties” under the Company’s Related Party Transactions Policy. Accordingly, prior to the Signing Date, the Reinvestment Agreement and the separation agreements were approved by the Audit Committee of the Board (the “Audit Committee”), which is comprised solely of independent directors, and then subsequently by the disinterested members of the Board, in each case, in accordance with the Company’s Related Party Transactions Policy.

In reviewing the Reinvestment Agreement and the separation agreements, the Audit Committee and the disinterested members of the Board considered all relevant facts and circumstances, including whether the Reinvestment Agreement and the separation agreements were proposed to be entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party, the commercial reasonableness of the terms, the benefit and perceived benefit (or lack thereof) to the Company, opportunity costs of alternate transactions, the materiality and character of the Key Executives’ direct or indirect interest, and the Key Executives’ actual or apparent conflict of interest, the Audit Committee and the disinterested members of the Board determined that upon consideration of all relevant information, the Reinvestment Agreement and the separation agreements were in the best interests of the Company.

The Key Executives also disclosed their interests in the transactions in accordance with Article 75 of the Companies (Jersey) Law 1991 and the Company’s articles of association.

Press Release

A copy of the press release of the Company announcing the transactions contemplated by the Purchase and Sale Agreement is attached hereto as Exhibit 99.1.

The press release attached as Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Forward-Looking Statements

Statements in this report that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the intended benefits of the transaction, the expected timing of the Closing, the ability to satisfy the conditions to Closing, and future strategies that may be pursued by Waldencast. These forward-looking statements generally are identified by the words “expects,” “anticipates,” “intends,” “may,” “will,” “would,” “should,” “future,” “propose,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (1) the inability to satisfy the conditions to Closing on a timely basis or at all, including failure to obtain applicable regulatory approvals; (2) the occurrence of any event, change or other circumstance that could give rise to the termination of the Purchase and Sale Agreement; (3) the inability to recognize the anticipated benefits of the transaction; (4) the total consideration payable in connection with the transactions may be reduced due to the Vendor Notes, the earnout not being achieved and other factors relating to the transactions, (5) risks that the transaction may not be completed within the expected timeframe or at all; (6) restrictions during the pendency of the transaction that may impact the Company’s ability to pursue certain business opportunities; (7) the potential inability of the Company to effectively manage operations, retain key clients or maintain existing levels of performance in their absence, (8) the intended use of proceeds in connection with the transactions has not been finally determined and may differ materially from current expectations, (9) the potential impact of the announcement or pendency of the transaction on the Company’s relationships with suppliers, customers, employees and other business relationships; (10) the general impact of geopolitical events, including the impact of current wars, conflicts and other hostilities; (11) the overall economic and market conditions and other information about Waldencast’s possible or assumed future results of operations or performance; (12) changes in general economic conditions; (13) the impact of any international trade or foreign exchange restrictions, the imposition of new or increased tariffs, foreign currency exchange fluctuations; and (14) the ability to implement Waldencast’s strategic initiatives and continue to innovate its existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 13, 2026, or in other documents that may be filed or furnished by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Waldencast assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
2.1
Purchase and Sale Agreement and Agreement and Plan of Merger, dated June 1, 2026, by and among Waldencast plc, Obagi Holdings Company Ltd., Obagi Cosmeceuticals LLC, Obagi Netherlands B.V., Obagi AsiaPac Limited, Waypoint Bidco, LLC, Waypoint Merger Sub I, LLC, Waypoint Merger Sub II, LLC and Gore Range Capital Fund III, LLC.

99.1	Press release of Waldencast plc, dated June 1, 2026, relating to the sale of the Obagi business.

Certain portions of Exhibit 2.1 have been omitted pursuant to Rule 601(b)(10) of Regulation S-K. The omitted information is (1) not material and (2) the type that the registrant treats as private or confidential. Information that has been omitted has been noted in this document with a placeholder identified by the mark “[Intentionally Omitted].”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waldencast plc
(Registrant)

Date: June 1, 2026	By:	/s/ Manuel Manfredi
		Name:	Manuel Manfredi
		Title:	Chief Executive Officer